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                                                               Exhibit (a)(5)(I)


                               PRESS RELEASE FOR
                              TRADE/BUSINESS MEDIA


                      FOR:      SHAW INDUSTRIES, INC.
                                DALTON, GA 30722-2128


                      FROM:     SHAW INDUSTRIES, INC.
                                P.O. DRAWER 2128
                                DALTON, GA 30722-2128
                                TELEPHONE (706) 275-3126
                                FAX (706) 275-3735
                                CONTACT: JULIUS SHAW



                             FOR IMMEDIATE RELEASE
                             ---------------------

DALTON, GEORGIA, April 26, 2000, Shaw Industries, Inc. (NYSE-SHX) today announced the final results in its "Dutch Auction" tender offer which expired April 19, 2000, at 12:00 Midnight New York City time.

The Company accepted for payment 3,991,047 shares at a purchase price of $15.50 per share. All shares have been duly tendered pursuant to the tender offer and were accepted and will be repurchased. Payment for the shares properly tendered will be made as promptly as practicable, in accordance with the terms of the tender offer.

The shares purchased represent approximately three percent (3%) of the Company's shares outstanding immediately prior to the offer. After purchasing the shares, the company has approximately 128.7 million shares outstanding.

In the tender offer, which initially commenced on March 13, 2000 and was originally scheduled to expire April 7, 2000, the Company had offered to purchase up to 12,000,000 shares at a purchase price not greater than $11.50 nor less than



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$13.50 per share. Prior to the initial expiration date of the offer, the
Company amended the terms of the offer by extending the expiration date to April 9, 2000, and by increasing the offer range to not in excess of $15.50 nor less than $13.50 per share.

After completing the offer, the Company has approximately 11.1 million shares remaining authorized for repurchase under its existing stock repurchase program.

Merrill Lynch has acted as Dealer Manager and Corporate Investor
Communications, Inc. has acted as Information Agent for the Dutch Auction.

Shaw Industries, Inc. (www.shawinc.com) is the world's largest manufacturer of tufted broadloom carpet. Headquartered in Dalton, Georgia, Shaw sells carpeting and rugs for residential and commercial applications throughout the United States and exports to most markets worldwide. Shaw markets its residential products under such brand names and trademarks as Cabin Crafts, Couture by Sutton, Cumber[HL] land, Expressive Designs, Home Foundations, Philadelphia, Queen, ShawMark, Sutton, TrustMark, Evans & Black, Salem, Tuftex, and Shaw Rugs. Shaw markets its commercial products under the names Shaw Contract, Designweave, Patcraft, and Queen Commercial. Through its network of commercial dealers known as Shaw Contract Flooring Services, Shaw also sells commercial flooring products directly and provides installation and project management services. Shaw also offers laminate flooring through the Decades brand, ceramic tile through Shaw Ceramics, and hardwood flooring through Shaw Hardwoods.



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